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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO._____)*

                            Rock of Ages Corporation
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                    772632105
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                                 (CUSIP Number)

    Andrew Delaney, 2727 Allen Parkway, #460, Houston, TX 77019 713/523-2901
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 18, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

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1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
    (entities only).
         Andrew Delaney    SS# ###-##-####
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a).......................................................................
     (b).......................................................................
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3.  SEC Use Only...............................................................
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4.  Source of Funds (See Instructions)      PF
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e) ...................................................................
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6.  Citizenship or Place of Organization    USA
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Number of                  7. Sole Voting Power                336437
Shares                     -----------------------------------------------------
Beneficially               8. Shared Voting Power              -0-
Owned by                   -----------------------------------------------------
Each                       9. Sole Dispositive Power           336437
Reporting                  -----------------------------------------------------
Person                     10. Shared Dispositive Power        -0-
With
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person      336437
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) .............................................................
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13.  Percent of Class Represented by Amount in Row (11)                6.63%
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14.  Type of Reporting Person (See Instructions)
         IN
         ......................................................................
         ......................................................................
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Introduction

         On October 18, 2002, Andrew Delaney bought 25,000 shares of Class A Common Stock of Rock of Ages Corporation, bringing his total owned to 270,437. During the period of October 21-25, 2002, Andrew Delaney bought 66,000 shares of Class A Common Stock of Rock of Ages Corporation bringing his total owned to 336,437 or 6.63%.

ITEM 1.       SECURITY AND ISSURER

              Class A Common Stock of Rock of Ages Corporation, 772 Graniteville Road, Graniteville, Vermont 05654.

ITEM 2.       IDENTIFY AND BACKGROUND

              Andrew Delaney, 2727 Allen Parkway, Suite 460, Houston, Texas 77019, is retired. He has not been convicted of any criminal or civil proceedings in the last five years and is a citizen of the U.S.A.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Purchased from personal funds.

ITEM 4.       PURPOSE OF TRANSACTION

              Purchased as an investment only. May buy or sell this security based on market action.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              Own 336,437 shares or 6.63%.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              None

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              None



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


10/28/02
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Date

/s/ ANDREW DELANEY
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Signature



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